FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 333-12634

_________GALEN HOLDINGS PUBLIC LIMITED COMPANY______ (Translation of registrant's name into English)

Seago Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and the Irish Stock Exchange concerning the press release made by Galen Holdings PLC on 23 January 2003 announcing the completion of the purchase of the United States sales and marketing rights to Sarafem from Eli Lilly and Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: January 30, 2003	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<PRESS RELEASE>

GALEN HOLDINGS PLC

CLOSES PURCHASE OF SARAFEM (R) RIGHTS FROM LILLY

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, US... 23 January 2003... Galen Holdings PLC (LSE: GAL, Nasdaq: GALN) ("Galen"), announced today that, following the expiration of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, it has completed the purchase of the US sales and marketing rights to Sarafem (R) from Eli Lilly and Company.

Commenting on the news, Roger Boissonneault, CEO of Galen, said: "This acquisition marks an exciting milestone for the Company. Not only does the acquisition of Sarafem (R) further strengthen our position in the women's healthcare market, it marks Galen's continued progression to becoming a company with the capacity to market products with considerable potential in our core therapeutic areas. We believe that there is opportunity for significant future growth of Sarafem (R), complementing our pipeline of products developed in-house, such as Femring (R), which will be launched later this year."

Sarafem (R) is a US Food and Drug Administration-approved prescription treatment for pre-menstrual dysphoric disorder ("PMDD"), a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem (R) generated sales of approximately US$85 million in the US in the year ended 31 December 2001.

Galen is an international pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. Galen develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the Company's sales and marketing organisations in the UK, Ireland and the US.

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Enquiries:

Galen Holdings PLC

David Kelly, Sr. Vice President, Finance and Planning

+44 (0) 283 833 4974

Financial Dynamics

Jonathan Birt / Francetta Carr

+44 (0) 207 831 3113

For further information on Galen, please visit www.galenplc.com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.